[Letterhead of Registrant]




                                  July 20, 2005

VIA EDGAR AND UPS RED

Gary Todd, Reviewing Accountant
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 03-06
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

                  Re:      Imaging Diagnostic Systems, Inc.
                           Form 10-K/A for the Fiscal Year Ended June 30, 2004 Filed June 7, 2005
                           File No.: 000-26028


Dear Mr. Todd:

         In connection with the review of the above-captioned Form 10-K/A for Imaging Diagnostic Systems, Inc. (the "Company"), we are responding to your additional comments set forth in your letter dated June 24, 2005, to Allan L. Schwartz, Executive Vice President and Chief Financial Officer of the Company, which was received in our office by Fax. To assist you in expediting your review, we have enclosed a marked copy of Amendment No. 2 to our Form 10-K/A showing changes from Amendment No. 1 (without exhibits). This cover letter, Amendment No. 2 and amended 10-Q's for September 2004, December 2004 and March 2005 have been filed with the Commission via EDGAR earlier today.

Form 10-K/A for the Fiscal Year Ended June 30, 2004

Financial Statements - Page 40
------------------------------

Statement of Cash Flows - Page F-14
-----------------------------------

1. The Statement of Cash Flows for the year ended June 30, 2004, and for the date of inception through June 30, 2004, has been corrected to properly reflect the increases in inventories, accounts payable and accrued expenses, and other current liabilities as cash outflows. The prior revision, based upon your original comments, contained certain mathematical errors.

Note 2(b) Revenue Recognition - Page F-17
-----------------------------------------

2. We believe that the sales of our product are not multiple-element arrangements as defined by EITF 00-21 and that we are recognizing revenue in accordance with the guidance provided in SAB 104. The requirements for revenue recognition


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Securities and Exchange Commission
Division of Corporate Finance
July 20, 2005
Page 2

         have been met for both the February 2004 sale and the February 2005 sale. All obligations to our distributor regarding the February 2004 sale have been fulfilled. These obligations included physician training and installation and service training. The obligations of the February 2005 sale have also been fulfilled. Installation assistance was provided to our distributor under a separate agreement for which they were invoiced for travel and subsistence costs.

         Independently, we decided, effective July 1, 2005 (the commencement of our new fiscal year) that we will not include installation or training in any product sale. We have reissued our Global Price Book to clarify that sales of our product do not include installation or training and that these services are available for separate purchase. Please be informed that we have a variety of distributor contract models including some that do not contain installation or training obligations. Management reviews each transaction for compliance to our sales recognition criteria.

3. We have no collectibility concerns in recognizing the revenue from the January 2005 sale to Biomedical International Snc. In addition to having a confirmed purchase order and a distributor agreement, our Vice President of International Sales visited the end-user customers to verify terms, met with the leasing company and met with the sub-distributor involved in the sale. The distributor was liable in the event that financing could not be arranged. We received Biomedical's full payment in the form of an initial wire transfer and checks that were deposited and collected at designated times as set forth in the amended payment terms.


Note 2(m) Intangible Assets - Page F-23
---------------------------------------

4. As a development stage company, we initially had no UL or CE quality systems. We engaged the service of outside consulting firms to set up our quality systems, manufacturing process record keeping and technical files to the standards required. Third party consulting firms were used because we lacked the skills and knowledge to set up these protocols and systems.

         SFAS 142 defines the standard for the accounting of intangible assets and further defines the guidelines for determining the useful lives of intangible assets. We believed that the accounting treatment at the time for recording the costs associated with obtaining these protocols and systems was correct based on the following rationale. The economic benefit of the costs would last indefinitely. In fact, all of the protocols and systems set-up by the consulting firms are in use today and remain valid as evidenced by our certifications being renewed upon each UL/CE inspection. We must continue to use these protocols and systems indefinitely in order to qualify and pass the periodic inspections required by UL/CE. This fact alone speaks of indefinite life. We also determined that these intangible assets had no legal, regulatory, contractual, competitive, economic or other factors that would limit their useful lives. Consequently, in accordance with SFAS-142, par.11 these assets were considered to have indefinite lives.

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Securities and Exchange Commission
Division of Corporate Finance
July 20, 2005
Page 3

         We have followed the guidance provided by SFAS 142 and have tested these intangibles for impairment annually.

         Given our lack of skills and knowledge in UL and CE systems and protocols to acquire these systems and protocols internally, we had to rely on the expertise of an independent consulting firm to provide them. If we did possess the skills to develop these systems and protocols internally, the costs would probably have been expensed as wages. We further believe that the costs of obtaining these systems and protocols are not research and development or product development costs because they apply to the Company's entire functional process including manufacturing, labeling, compliance etc. The technological feasibility of the product was established prior to the Company's inception, and the intangible assets acquired continue to provide additional economic benefit or value to the existing technology indefinitely.

5.       Please see response no. 4.

6. The SEC Staff's comment regarding the inconsistent accounting treatment of the initial UL and CE costs and subsequent FDA regulatory process costs resulted in a review by our Audit Committee of our accounting policies regarding intangible assets. As part of that review, we also examined our FDA and PMA activities and expenses and tested certain expenses for accounting treatment as intangible assets. Some, especially the outside contracted services with legal experts, appear to qualify for such treatment and could also be viewed as "indefinite-lived" according to SFAS 142.

         The Company, however, wishes to be conservative in the accounting treatment of assets since we are a development-stage enterprise with a small asset base. Consequently, we will not reclassify selected FDA or PMA expenses as intangible assets.

         Having made this decision to follow a conservative path and in order to ensure consistent treatment of our intangible assets, we have reclassified the UL and CE costs of $430,302.36 at the time of acquisition from intangible assets to certification expense.

        We tested this reclassification of intangible assets to certification expense for materiality. Definitions and standards of materiality are diverse in accounting literature, but the various authorities do seem to concur that materiality is not a constant and can vary between two entities of different size and nature. It can also vary for the same entity from year to year. Consideration of materiality is a matter of judgment and is influenced by our perception of the needs of a reasonable person who will rely on our financial statements.

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Securities and Exchange Commission
Division of Corporate Finance
July 20, 2005
Page 4


        Measurement of materiality using a quantitative guideline such as 5% of normal pre-tax income was not appropriate for a development stage enterprise with no significant revenues. The guidance provided in SAB 99 suggests that while "rules of thumb" quantitative thresholds as an initial step may be employed, management should also consider qualitative measurements in determining an accounting item's materiality. In this regard, we applied SAB 99 to test the materiality of our reclassification of costs of intangible assets to current regulatory expense by considering whether or not the reclassification:

          o arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision in the estimate;
          o    masks a change in earnings or other trends;
          o hides a failure to meet analysts' consensus expectations for the enterprise;
          o    changes a loss into income or visa versa;
          o concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability;
          o    affects the registrants compliance with regulatory requirements;
          o affects the registrant's compliance with loan covenants or other contractual requirements;
          o has the effect of increasing management's compensation, for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation;
          o    involves concealment of an unlawful transaction.

        We further took into account that our reclassification was not being made as a result of an intentional misstatement. Based on the foregoing, we concluded that our reclassification was immaterial.

7. The amounts paid to consultants represented the costs associated with setting up the systems and protocols necessary for our Company to qualify and to pass the UL and CE inspections. The amount paid to consultants for the initial systems and protocols represented the fair market value of the indefinite lived asset. The certifications were issued by UL. Please see response no. 6.


Note 9. Other Current Liabilities - Page F-27
---------------------------------------------

8. The application of variable plan accounting treatment to certain stock options, which provided a cashless exercise feature, granted to officers in the period 1996-2003 was the result of our review of the then-available accounting literature. Specifically, the Company relied upon on a publication (albeit non-authoritative) of a "Major" accounting firm, which publication noted the "cashless exercise" aspect of stock options as being persuasive for variable plan treatment. Further, it was noted that while not directly on point, FASB Interpretation No. 28,

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Securities and Exchange Commission
Division of Corporate Finance
July 20, 2005
Page 5

        "Accounting for Stock Appreciation Right and Other Variable Stock Option or Award Plans" was not inconsistent with this treatment. Based on this and our inherent desire to be conservative in this regard, the Company concluded that variable plan accounting treatment was appropriate in this context. After further review as a result of the Staff's recent inquiry, we have concluded that the application of fixed plan accounting treatment to these historic stock options granted under our 1995 Incentive Stock Option Plan is more appropriate. This plan provided a means of exercising options through delivery of shares of common stock having a fair market value equal as of the date of the exercise to the cash exercise price of the option. Additionally, the options were fixed as to the number of shares and exercise price and were not contingent on a future event. The presumption may be made that the common shares used for the exercise would have been "old" shares owned by the optionee. On January 3, 2000, the Board of Directors adopted the 2000 Non-Statutory Stock Option Plan which provided several methods of payment, including the delivery of shares which have been beneficially owned by the optionee, the optionee's spouse, or both of them for a period of at least six months prior to the time of exercise (the "Delivered Stock") in a number equal to the number of shares of Stock being purchased upon exercise of the options. The subject language clearly states that the shares used for exercise must be mature shares and that all options granted under this plan must receive fixed plan accounting treatment. All of our subsequent stock option plans include this language. At a Board of Directors meeting held on November 20, 2000, an "ad hoc" committee appointed by the Board set a policy that any further cashless exercise of outstanding options granted to officers under the 1995 Plan must use shares held by the optionee for at least six months to conform to the method of exercise provided in the 2000 Non-Statutory Stock Option Plan. We have altered our interpretation of the literature and have applied fixed plan accounting treatment to these options. Accordingly, we have reversed the effect of the subject entries and have deleted Note 9, as it no longer applies.



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Securities and Exchange Commission
Division of Corporate Finance
July 20, 2005
Page 6

     Imaging Diagnostic Systems, Inc. (the "Company"), acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filings made in response to this comment letter. The Company also acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings and the Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

IMAGING DIAGNOSTIC SYSTEMS, INC.


/s/ Allan L. Schwartz


Allan L. Schwartz
Executive Vice President
and Chief Financial Officer

Enclosure

c:       Timothy B. Hansen, CEO
         Patrick J. Gorman, Chairman, Audit Committee
         Barry A. Fink, CPA
         Robert B. Macaulay, Esq.